Caleb C.B. DuBois
(207) 228-7378 direct cdubois@bernsteinshur.com

VIA EDGAR

June 27, 2022

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Christina DiAngelo Fettig, CPA

RE: Accounting Review of the Cross Shore Discovery Fund (the “Fund” or

“Registrant”) N-2 (SEC File Nos. 811-22976 and 333-265418)

Dear Ms. Fettig:

This letter confirms our receipt of the oral comments you provided on June 23, 2022 to Ultimus Fund Solutions, LLC in response to your accounting review of the Registrant’s registration statement on Form N-2 filed on June 3, 2022 (“Registration Statement”).

Below we have summarized the oral comments provided and our response to each. Unless otherwise defined herein, capitalized terms have the meanings set forth in the Fund’s Registration Statement.

COMMENT 1. The fee table does not include Shareholder Transaction Expenses, Dividend Reinvestment and Cash Purchase Plan Fees. If there are such fees, include the line item. See Item 3 of Form N-2.

RESPONSE 1. The Fund does not charge shareholder transaction expenses, sales loads, dividend reinvestment fees, or cash purchase plan fees, consequently we have not included these line items in the fee table.

COMMENT 2. The footnote to “Other Expenses” in the fee table should indicate that Other Expenses are based on estimated amounts for the current fiscal year.  See Item 3, Instruction 6 of Form N-2.

RESPONSE 2. We have added this statement to footnote 1 to the fee table and confirm that the Other Expenses shown in the fee table are estimated for the current fiscal year.

Cross Shore Discovery Fund June 27, 2022 Page 2

COMMENT 3. In the fee table, confirm the Fund does not intend to incur leverage costs during the current fiscal year, if applicable.

RESPONSE 3. The Portfolio Funds may engage in various forms of leverage. While the Fund does not currently engage directly in leverage, it is authorized to engage in leverage under the terms of the Registration Statement. We have added a discloser in the fee table indicating that the Fund does not currently intend to incur leverage costs during the current fiscal year, but that it reserves the right to do so.

COMMENT 4. The expense example narrative, item (3) states that “operating expenses and net expenses remain as stated in the previous table except to reflect the completion of the amortization of offering costs.”  Is the “completion of the amortization of offering costs” still applicable?

RESPONSE 4. The amortization of offering costs has been completed. We have deleted this phrase from the expense example narrative.

COMMENT 5. Explain where offering costs are reflected in the fee table.

RESPONSE 5. There are no new offering costs associated with the Registration Statement. As such, offering costs are not reflected in the fee table.

COMMENT 6. The financial highlights must reflect the last ten fiscal years or the life of the Registrant if less.

RESPONSE 6. We have updated the financial highlights to include all periods since inception on January 30, 2015.

Very truly yours,

/s/ Caleb C.B. DuBois

Caleb C. B. DuBois